Exhibit (a)(2)
From: stockoptions@apollogrp.edu
Date: May 17, 2007
Subject: Action Required: Urgent Information Regarding Your Apollo Unexercised Stock Options
This email contains important information about your unexercised stock options.
As you may know, Apollo has recently announced that certain stock option grants made to employees between 1994 and 2006 were erroneously assigned grant dates that preceded the finalization of those grants for accounting purposes (the “Misdated Options”). As a result, the exercise prices of these stock option grants were lower than they would have been if the grants had been dated when they were actually finalized. Some Misdated Options that vested after 12/31/2004, if exercised by you with their current exercise prices, would subject you to penalty taxes, including an additional 20% tax on the option spread at the time of exercise plus interest penalties, under Section 409A of the Internal Revenue Code. A summary of those tax consequences is attached. There may also be additional penalty taxes under the tax laws of the state in which you reside.
We expect to file the Company’s annual financial statements (the Company’s Form 10-K) with the Securities and Exchange Commission (the “SEC”) as well as the Company’s Forms 10-Q for the third quarter of 2006 and the first and second quarters of 2007 in the next week. These filings will bring Apollo back into compliance with its reporting requirements under the federal securities laws. As a result, on the next business day following these filings, the Company will lift the suspension of stock option exercises, and you will once again be free to exercise any of your vested options, subject to the Company’s insider trading policy applicable to employees who routinely have access to non-public information regarding the Company.
Our records indicate that it is possible that some of your Apollo stock options that vested after 12/31/2004 may be Misdated Options and could be subject to penalty taxes if you exercise them in the future.
Your current stock options are listed in the attached Addendum. Some of the original grant dates for your options may now be different because we have determined them to be Misdated Options for accounting purposes and have revised the grant dates in our option tracking system. However, the option number, vesting provisions and option term remain the same.
You should consult with your tax advisor before exercising any options that vested after 12/31/2004 or before exercising any management (non-Faculty) stock options that display the following grant dates:

1/10/1997	1/26/1998	1/7/1999	3/28/2000	1/10/2001	1/3/2002	5/29/2003	1/16/2004	11/3/2005	2/14/2006
10/29/1997	7/21/1998	1/19/1999	3/29/2000	1/18/2001	1/11/2002		1/20/2004	11/30/2005	6/24/2006
11/11/1997	12/28/1998	1/20/1999	4/5/2000	1/23/2001	1/23/2002		1/21/2004	12/1/2005
	12/29/1998	2/11/1999	4/10/2000	5/15/2001	1/24/2002		2/3/2004	12/3/2005
	12/30/1998	5/6/1999	4/17/2000	6/25/2001	1/28/2002		2/11/2004
			5/9/2000	7/2/2001	1/30/2002		3/3/2004
			6/2/2000	8/30/2001	1/31/2002		3/17/2004
			9/15/2000	10/15/2001	2/5/2002		8/27/2004
			10/24/2000	10/17/2001	2/6/2002		9/23/2004
				12/20/2001	2/14/2002		9/24/2004
				12/21/2001	2/25/2002		10/4/2004
				12/27/2001	6/21/2002		12/8/2004
				12/31/2001	7/3/2002
10/8/2002
12/2/2002
12/23/2002

You can determine the grant date by looking at the field labeled “Option Date”.

Option No: 008200	Option Date: 1/16/2004	Shares: 200

VESTING SCHEDULE

Granted	Full Vest	Exercisable	Total Price	Expires

50	8/31/2004	50	$3,045.00	10/20/2013
50	8/31/2005	50	$3,045.00	10/20/2013
50	8/31/2006	50	$3,045.00	10/20/2013
50	8/31/2007	0	$0.00	10/20/2013

200		150	$9,135.00

You can determine the vest date by looking at the above field labeled “Full Vest”.
In the next several weeks following the filing of our 10-K with the SEC, we will be sending you information related to a Stock Option Tender Offer. The Stock Option Tender Offer is a process to help you avoid Section 409A taxes and interest penalties on future exercises by offering to amend the strike price on your Misdated Options. If you choose to participate in the Stock Option Tender Offer, Apollo would raise the strike price on these options to reflect the price that would have existed if the grants had been dated when they were actually finalized.
We thank you for your cooperation and patience during this period and Apollo is pleased that we will soon be in a position to once again allow you to exercise your outstanding vested stock options. However, while Apollo cannot give you tax advice, it is important that you understand the tax implications of exercising Misdated Options prior to the completion of the Tender Offer. For this reason, you should first contact your tax advisor.
If you have any further questions, please call the Apollo Stock Option Hotline at (800) 398-1278.

IMPORTANT — PLEASE RETAIN THIS STATEMENT FOR YOUR RECORDS. YOU WILL NEED THE INFORMATION IN ORDER TO IDENTIFY THE OPTIONS YOU CAN EXERCISE WITHOUT ADVERSE TAX PENALTIES. YOU WILL RECEIVE FURTHER INFORMATION REGARDING OPTION EXERCISES AND POTENTIAL TAX PENALTIES SHORTLY. IN ANY EVENT YOU SHOULD CONSULT WITH YOUR TAX ADVISOR BEFORE EXERCISING ANY OPTIONS THAT VESTED AFTER 12/31/2004 TO AVOID ADVERSE TAX CONSEQUENCES UNDER SECTION 409A OF THE INTERNAL REVENUE CODE.

Options Summary	Apollo Group, Inc. ID:86-0419443 4615 East Elwood Street Phoenix, AZ 85040	Page: File: Date: Time:	1 Optsum 5/16/2007 5:42:32PM

As of: 5/16/2007
$0.0000

Option No:	Option Date:	Shares:	Price:	Plan:	Type:	Accept Date:

     VESTING SCHEDULE

Granted	Full Vest	Exercisable	Total Price	Expires

Total Options Exercisable:
Total Price:
Total Potential Gain:

SUMMARY OF SECTION 409A TAXATION
     Please bear in mind that this tax summary of Internal Revenue Code Section 409A is intended to provide only a general overview of the applicable federal tax rules and does not address your particular tax situation. In addition, state and local income tax issues are not discussed. You are encouraged to consult your own personal tax advisor with respect to the tax implications of your Section 409A-Affected Options (options with new measurement dates for financial accounting purposes that vest after December 31, 2004). Neither the Company nor any officer or employee of the Company will provide any specific tax advice with respect to your own personal situation.
IRS Circular 230 Disclosure
To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. federal tax information contained in this summary is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.
Tax Summary
Unless certain remedial action is taken before the earlier of (i) December 31, 2007 or (ii) the date you exercise your Section 409A-Affected Options, you would be subject to the following adverse tax consequences under Section 409A.
     A.      Taxation in Calendar Year 2008. To the extent your unexercised Section 409A-Affected Options vested prior to the 2008 calendar year or vest during that year, you would recognize taxable income for the 2008 calendar year in an amount equal to the fair market value of those shares on the applicable tax measurement date less the exercise price payable for those shares. You would have to report that income in your tax return filed for the 2008 calendar year, even though you don’t exercise your option for those shares during such year. The Internal Revenue Service has not yet provided guidance as to the applicable tax measurement date for determining your taxable income, but it is possible that such date will be the earlier of (i) the date you exercise your Section 409A-Affected Option during the 2008 calendar year or (ii) December 31, 2008.
     B.      Tax Penalty. In addition to normal income taxes payable on the spread in effect under each of your Section 409A-Affected Options on the applicable tax measurement date for the 2008 calendar year, you would also be subject to an additional tax penalty equal to 20% of that spread.
          Note:   California has adopted Section 409A, and for optionees subject to California income taxation, the total penalty tax would be 40%. Other states have also adopted Section 409A with penalty taxes at rates different from the 20% rate under Section 409A.

     C.      Interest Penalty Measured from Year of Vesting. To the extent your Section 409A-Affected Options vested as to one or more shares during the 2005 calendar year, you would incur an interest penalty payable with your tax return for the 2008 calendar year. The interest penalty would be based on the income taxes you would have incurred for the 2005 calendar year had you been taxed on the spread which existed on those vested shares on December 31, 2005 (the amount by which the December 31, 2005 fair market value of the shares which vested under your Section 409A-Affected Options during the 2005 calendar year exceeded the exercise price payable for those shares). For purposes of such calculation, your tax rate will be deemed to be 35%, and that tax rate will be applied to the December 31, 2005 option spread on the shares which vested under your Section 409A-Affected Options during the 2005 calendar year. The tax amount resulting from such calculation is not actually payable for the 2005 calendar year, but will trigger an interest penalty under Section 409A for the period beginning April 15, 2006 and continuing until the date you pay the accrued interest penalty with your taxes for the 2008 calendar year. To the extent your Section 409A-Affected Options vested as to one or more shares during the 2006 calendar year, you would perform the same calculation based on the December 31, 2006 fair market value of the shares which vested during that year, and the interest penalty would accrue over the period beginning April 15, 2007 and continuing until you pay the accrued interest penalty with your taxes for the 2008 calendar year. The same calculation would also be applicable for any shares which vested under the Section 409A-Affected Options during the 2007 calendar year based on the option spread which existed on those shares on December 31, 2007, and the interest penalty would accrue from April 15, 2008 until you pay the accrued interest penalty with your 2008 calendar year taxes. Finally, there would also be an additional interest penalty with respect to the shares which vested under the Section 409A-Affected Options during the 2005 and 2006 calendar years but remain unexercised in the 2008 calendar year, to the extent their year-end fair market value in each calendar year subsequent to the calendar year of vesting is higher than their year-end fair market value in the immediately preceding calendar year. The interest penalty would accrue until paid with your 2008 calendar year taxes.
     D.      Vesting in Subsequent Calendar Years. To the extent your Section 409A-Affected Options first vest in a calendar year after the 2008 calendar year, you will be subject to income taxation and penalty taxes on the spread which exists between the fair market value of the shares which vest during that year and the exercise price payable for those shares. Such spread will be calculated on the applicable tax measurement date for such year.
     E.      Continued Taxation. You would be subject to additional income taxation and penalty taxes on any subsequent increases to the fair market value of your vested option shares which occur in calendar years after the calendar year in which those shares are first taxed under Section 409A. Such taxation will continue until you exercise the options.

          Note:   The Internal Revenue Service has not yet provided any guidance as to how the additional taxable income is to be measured over the period the options remain outstanding after the 2007 calendar year.
     F.      2007 Option Exercise. If you exercise a Section 409A-Affected Option during the 2007 calendar year without first bringing that option into compliance with Section 409A, then the 20% penalty under Section 409A with respect to that exercised option will be based on the amount by which the fair market value of the purchased shares at the time of exercise exceeds the current exercise price, and the interest penalties will be based on the spread (the excess of the fair market value per share over the exercise price) which existed at the close of the 2005 and 2006 calendar years on the option shares initially vesting in those years and any additional increase to the 2005 option spread which existed at the end of the 2006 calendar year.
The applicable Section 409A tax treatment may be illustrated through the following example:
     EXAMPLE.   Employee was purportedly granted an option for 1,000 shares on May 15, 2003 with an exercise price of 50.00 per share. On further investigation, it is determined that the actual grant date for tax and accounting purposes was May 25, 2003 when the fair market value per share was $52.50. Assume the option was scheduled to vest in four equal annual installments, beginning May 15, 2004. Unless remedial action under the statute is taken before December 31, 2007 (or any earlier exercise of the option for the post-2004 installments), the 750 shares as to which the option vested during the 2005, 2006 and 2007 calendar years would be taxed as follows under Section 409A:
     Taxation in Calendar Year 2008:   On the applicable tax measurement date in the 2008 calendar year, Employee would recognize taxable income equal to the amount by which the market price of the 750 shares exceeded the exercise price payable for those shares. If we assume that the option is exercised for those 750 shares on September 5, 2008, when the market price is $60 per share, and that such date is the applicable tax measurement date for Section 409A purposes, then Employee will recognize $7,500.00 of taxable wages (750 x 60.00 — 50.00)) in 2008. In addition, Employee would incur a 20% penalty tax in the amount of $1,500.00. There would also be an interest penalty assessed with respect to the 250 shares which vested in 2005. That interest penalty would be based on the taxes that would have been due on April 15, 2006 had the Employee been taxed at the rate of 35% on the spread which existed on those 250 shares on December 31, 2005 (the amount by which the market price of those 250 shares on December 31, 2005 exceeded the $1,250.00 exercise price payable for those shares). The interest penalty on those particular shares would accrue until the Employee pays that interest penalty with his or her 2008 calendar year taxes. In addition, there would be an interest penalty assessed with respect to the 250 shares which vested in 2006. That interest penalty would be based on the taxes that would have been due on April 15, 2007 had the

Employee been taxed at the rate of 35% on the spread which existed on those 250 shares on December 31, 2006 (the amount by which the market price of those 250 shares on December 31, 2006 exceeded the $1,250.00 exercise price payable for those shares). The interest penalty on those particular shares would accrue until the Employee pays that interest penalty with his or her 2008 calendar year taxes. There would also be an interest penalty assessed with respect to the 250 shares which vested in 2007. That interest penalty would be based on the taxes that would have been due on April 15, 2008 had the Employee been taxed at the rate of 35% on the spread which existed on those 250 shares on December 31, 2007 (the amount by which the market price of those 250 shares on December 31, 2007 exceeded the $1,250.00 exercise price payable for those shares). The interest penalty on those particular shares would also accrue until the Employee pays that interest penalty with his or her 2008 calendar year taxes. Finally, there would be an additional interest penalty with respect to the shares which vested during the 2005 and 2006 calendar years, to the extent their year-end fair market value in each calendar year subsequent to the calendar year of vesting is greater than their year-end fair market value in the immediately prior year. That interest penalty would accrue until the date it is paid with the Employee’s 2008 calendar year taxes.
     Continued Taxation:   If the option is not exercised in the 2008 calendar year, the Employee will still recognize taxable income in that year. It is likely that the amount of taxable income and the 20% penalty tax will be based on the option spread which exists on the 750 shares December 31, 2008. (However, there is at present no actual Internal Revenue Service guidance on the appropriate tax measurement date.) In addition, the Employee would continued to be taxed in this manner in each subsequent calendar year the option remains outstanding after the 2008 calendar year, and the amount of such taxation would be based on any subsequent appreciation in the value of the shares since the last tax measurement date for those shares under Section 409A.